                                                                      EXHIBIT 16

Quotations of the Fund's total return will represent the average annual compounded rate of return of a hypothetical investment in the fund over a period of years, assuming reinvestment of any dividends and capital gains distributions, and are calculated pursuant to the following formula:

                        T = n (square root of ERV/P) - 1

(where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the redeemable value at the end of the period of a $1,000 payment made at the beginning of the period).